July 29, 2020

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Anderegg, Staff Attorney Erin Jaskot, Legal Branch Chief

Re:	Vasta Platform Limited Registration statement on Form F-1, as amended (File No. 333-239686)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Vasta Platform Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-239686) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 pm, Eastern Time, on July 30, 2020, or as soon as practicable thereafter. We hereby authorize Grenfel S. Calheiros of Simpson Thacher & Bartlett LLP, counsel to the several underwriters, to modify or withdraw this letter orally.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 4650 copies of the preliminary prospectus have been or will be sent to underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Morgan Stanley & Co. LLC

Itau BBA USA Securities, Inc.

As representatives of the several underwriters

[Signature Pages Follow]

Goldman Sachs & Co. LLC
As a Representative of the Several Underwriters

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

BofA Securities, Inc.
As a Representative of the Several Underwriters

By:	/s/ Bruno Saraiva
Name:	Bruno Saraiva
Title:	Authorized Signatory

Morgan Stanley & Co. LLC
As a Representative of the Several Underwriters

By:	/s/ Lúlica B. Rocha
Name:	Lúlica B. Rocha
Title:	Vice President

Itau BBA USA Securities, Inc.
As a Representative of the Several Underwriters

By:	/s/ Roderick Sinclair Greenlees
Name:	Roderick Sinclair Greenlees
Title:	Managing Director

By:	/s/ Ubiratan dos Santos Machado
Name:	Ubiratan dos Santos Machado
Title:	Managing Director